Filed Pursuant to Rule 424(b)(3)

Registration No. 333-151013

15,726,540 Shares

of Common Stock

We may offer and sell, from time to time in one or more offerings, up to 5,000,000 shares of our common stock. In addition, the selling stockholders identified in this prospectus under the heading “Selling Stockholders,” or their transferees, pledgees, donees or other successors, may sell up to an aggregate of 10,726,540 shares of our common stock from time to time under this prospectus and any prospectus supplement. We will not receive any proceeds from the sale of our common stock by the selling stockholders.

Each time we or the selling stockholders sell common stock, to the extent required by applicable law, we will provide a supplement to this prospectus that contains specific information about the offering. The supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus, all prospectus supplements and all other documents incorporated by reference in this prospectus before you invest in our common stock.

Our common stock trades on the NASDAQ Global Select Market under the symbol “UDRL.” On June 4, 2008, the closing price for our common stock, as reported on the NASDAQ Select Global Market, was $18.82 per share.

See “Risk Factors” beginning on page 2 for a discussion of certain risks that you should consider before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 9, 2008.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a “shelf” registration process. Using this process, we may offer from time to time up to 5,000,000 shares of our common stock in one or more offerings and the selling stockholders may offer from time to time up to 10,726,540 shares of common stock.

Each time we or the selling stockholders use this prospectus to offer shares of common stock, we or the selling stockholders, to the extent required by applicable law, will provide a prospectus supplement that will describe the specific terms of the offering. The prospectus supplement may also add to or update other information contained in this prospectus.

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement we may authorize to be delivered to you. This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. You may obtain a copy of this information, without charge, as described in the “Where You Can Find More Information” section. We have not authorized anyone to provide you with any other information. If you receive any other information, you should not rely on it.

You should not assume that the information appearing in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. You should not assume that the information contained in the documents incorporated by reference in this prospectus is accurate as of any date other than the respective dates of those documents. Our business, financial condition, results of operations, and prospects may have changed since that date.

We encourage you to read this entire prospectus together with the documents incorporated by reference into this prospectus before making a decision whether to invest in the common stock.

ABOUT UNION DRILLING, INC

In this prospectus, “Union Drilling,” “we,” “our,” and “us” refer to Union Drilling, Inc.

We provide contract land drilling services and equipment, primarily to natural gas producers in the United States. In addition to our drilling rigs, we provide the drilling crews and most of the ancillary equipment needed to operate our drilling rigs. We commenced operations in 1997 with 12 drilling rigs and related equipment acquired from an entity providing contract drilling services under the name “Union Drilling.” Through a combination of acquisitions and new rig construction, we have increased the size of our fleet to 71 marketed land drilling rigs. We presently focus our operations in selected natural gas production regions in the United States. We do not invest in oil and natural gas properties. The drilling activity of our customers is highly dependent on many factors, including the market price of oil and natural gas, available capital, available drilling resources, support services and market availability. These factors should not be considered an exhaustive list. See “Risk Factors.”

Substantially all of our rigs operate in unconventional natural gas producing areas, which are characterized by formations with very low permeability rock, such as shales, tight sands and coal bed methane that require specialized drilling techniques to efficiently develop the natural gas resources. Horizontal drilling is often used in these formations to increase the exposure of the wellbore to the natural gas producing formation and increase draining rates and production volumes. We have equipped 50 of our 71 rigs for drilling horizontal wells. As many of these areas are also characterized by hard rock formations entailing more difficult drilling penetration conditions, we have equipped 44 of our 71 rigs with compressed air circulation systems to provide underbalanced drilling, which provide higher penetration rates through hard rock formations when compared to traditional fluid-based circulation systems. In response to rising demand from our customers for equipment that is capable of drilling wells horizontally into unconventional natural gas formations and for underbalanced drilling services, we have increased our fleet of drilling rigs with these capabilities through acquisitions and new rig construction.

Our principal operations are in the Appalachian Basin, extending from New York to Tennessee, the Arkoma Basin in eastern Oklahoma and Arkansas, including the Fayetteville Shale, and the Fort Worth Basin in northern Texas, including the Barnett Shale. We have completed several transactions in order to enhance our ability to serve these markets. In April 2005, we acquired Thornton Drilling Company, which owned a fleet of 12 rigs and leased an additional rig operating in the Arkoma Basin and we acquired eight rigs from SPA Drilling L.P., five of which were targeting the Barnett Shale formation. In June 2005 and August 2005, we acquired a total of six more rigs, five of which target the Barnett Shale formation. Additionally, during the second half of 2006 and the first quarter of 2007, we added six newly-constructed rigs to our fleet to capitalize on our customers’ rapidly growing unconventional resource exploration and development activity in the Barnett Shale formation. These transactions substantially expanded our unconventional natural gas contract drilling operations beyond our traditional markets in the Appalachian Basin and the Rocky Mountains. During the fourth quarter of 2006 and the first quarter of 2007, all five of our rigs operating in the Rocky Mountains were moved to eastern Arkansas to target the Fayetteville Shale formation. In the first quarter of 2008, we entered into a contract to build one additional rig to be delivered in June 2008. We intend to deploy this rig for an existing customer’s drilling program targeting the Marcellus Shale formation in the Appalachian Basin. In April and May 2008, we also acquired two rigs from two separate small drilling companies. One rig is intended for drilling in the Marcellus Shale and the other rig is intended for drilling in our Arkoma operations.

Union Drilling, Inc. is a Delaware corporation. Our principal executive offices are located at 4055 International Plaza, Suite 610, Fort Worth, Texas 76109, and our telephone number at that address is (817) 735-8793. Our website is located at www.uniondrilling.com. The information on our website is not part of this prospectus.

RISK FACTORS

In evaluating an investment in the common stock, prospective investors should carefully consider, along with the other information set forth or incorporated by reference in this prospectus, the specific factors set forth below for risks involved with an investment in the common stock.

Risks Relating To Our Business

Our business and operations are substantially dependent upon, and affected by, the level of U.S. onshore natural gas exploration and development activity, which has experienced significant volatility. If the level of that activity decreases, our business and results of operations could be adversely affected.

Our business and operations are substantially dependent upon, and affected by, the level of U.S. onshore natural gas exploration and development activity. Exploration and development activity determines the demand for contract land drilling and related services. We have no control over the factors driving the level of U.S. natural gas exploration and development activity. If the level of that activity decreases, our business and results of operations could be adversely affected. Other factors include, among others, the following:

•	the market prices of natural gas;

•	market expectations about future prices of natural gas or oil (which is closely correlated with natural gas prices);

•	the cost of producing and delivering natural gas;

•	the capacity of the natural gas pipeline network;

•	government regulations and trade restrictions;

•	the presence or absence of tax incentives;

•	national and international political and economic conditions;

•	levels of production by, and other activities of, the Organization of Petroleum Exporting Countries and other oil and natural gas producers;

•	the levels of imports of natural gas, whether by pipelines from Canada or Mexico or by tankers in the form of liquefied natural gas; and

•	the development of alternate energy sources and the long-term effects of worldwide energy conservation measures.

The onshore contract drilling industry has experienced significant volatility in profitability and asset values. The industry’s most recent significant downturn occurred in 2001 and 2002. That downturn adversely affected our operating results. Currently, the onshore contract drilling business is experiencing increased demand for drilling services, principally due to improved oil and natural gas drilling and production economics. Some of the improvement in economics is due to increased prices, and drilling technology. The increased activity in the exploration and production sector may not continue. In addition, ongoing movement or reactivation of land drilling rigs (including the movement of rigs from outside the U.S. into U.S. markets) or new construction of drilling rigs could increase rig supply and reduce contract drilling dayrates and utilization levels. We cannot predict the future level of demand for our contract drilling services, future conditions in the onshore contract drilling industry or future onshore contract drilling dayrates.

Approximately 50% of our drilling rigs are more than 20 years old, and may require increasing amounts of capital to upgrade and refurbish. Any failure to continue to invest capital to upgrade and refurbish rigs could result in our having fewer rigs available for service.

Some of our drilling rigs were built during the years 1976 to 1982, which until recently was the last period of significant rig building. Our rig upgrade and refurbishment projects on marketed rigs typically require 60 to 90 days to complete at a cost in excess of $200,000. This process includes derrick recertification, engine rebuilding or replacement and upgraded or replaced braking systems. Returning an idled rig to service could cost $1.5 million to $2.5 million per rig for refurbishment and the purchase of drill pipe, pumps, generators and other required equipment. Depending upon the availability of equipment, this process could take from 90 to 180 days. To the extent we are unable to commence or continue such projects, we will have fewer rigs available for service, which could adversely affect our financial condition and results of operations.

In the year ended December 31, 2007, we derived approximately 34% of our total revenues from three customers. The loss of any of those customers or the failure to remarket the rigs employed by those customers could have a material adverse effect on our financial condition and results of operations.

In the year ended December 31, 2007, our three largest customers accounted for approximately 14%, 13% and 7%, respectively, of our total revenues. Our principal customers may not continue to employ our services and we may not be able to successfully remarket the rigs that they may choose not to utilize. The loss of any of our principal customers or the failure to remarket the rigs utilized by those customers could have a material adverse effect on our financial condition and results of operations.

Our historical strategy has been predicated on growing through a combination of acquisitions of rigs from third parties and the construction of new rigs. Due to increased competition among drilling contractors for additional rigs, we may not be able to continue to add rigs to our fleet, which could have an adverse effect on our ability to grow revenue and profits.

Increased levels of U.S. oil and natural gas exploration and development activity has led to increased demand for drilling services by oil and natural gas producers. This has given drilling contractors an economic incentive to build new rigs and acquire additional rigs from third parties, leading to an increase in the backlog for newly built rigs and enhanced competition for the acquisition of existing rigs. Our business and strategy could be adversely affected if we are unable to acquire newly built rigs or purchase additional drilling rigs on acceptable terms or in a timely manner.

Increased demand among drilling contractors for consumable supplies, including fuel, and ancillary rig equipment, such as pumps, valves, drill pipe and engines, may lead to delays in obtaining these materials and our inability to operate our rigs in an efficient manner.

Most of our contracts provide that our customers bear the financial impact of increased fuel prices. However, prolonged shortages in the availability of fuel to run our drilling rigs resulting from action of the elements, warlike actions or other ‘Force Majeure’ events could result in the suspension of our contracts and have a material adverse effect on our financial condition and results of operations. We have periodically experienced increased lead times in purchasing ancillary equipment for our drilling rigs during periods of shortages. We do not rely on a single source of supply for any of these items. However, to the extent there are significant delays in being able to purchase important components for our rigs, certain of our rigs may not be available for operation or may not be able to operate as efficiently as expected, which could adversely affect our financial condition, results of operations and cash flows.

To the extent we acquire additional rigs in the future, we may experience difficulty integrating those acquisitions. Additionally, we may incur leverage to effect those acquisitions, which adds additional financial risk to our business. To the extent we incur too much leverage in undertaking acquisitions, it may adversely affect our financial position.

The process of integrating acquired rigs or newly constructed rigs may involve unforeseen difficulties and may require a disproportionate amount of management’s attention and other resources. We may not be able to successfully manage and integrate newly-acquired rigs into our existing operations or successfully maintain the market share attributable to drilling rigs that we purchase from an existing business. We may also encounter cost overruns related to newly-constructed rigs or unexpected costs related to the acquired rigs, including costs associated with major overhauls. To the extent we experience some or all of these difficulties, our financial condition would be adversely affected.

Expanding our fleet by building new rigs or acquiring rigs from third parties may cause us to incur additional financial leverage, increasing our financial risk, and debt service requirements, which could adversely affect our operating results and financial position.

We may decide to purchase or internally build additional drilling rigs and upgrade or refurbish some of our marketed drilling rigs. Any delay could result in a loss of revenue.

We may purchase or internally build additional drilling rigs and upgrade or refurbish some of our current drilling rigs. All of these projects are subject to risks of delay or cost overruns inherent in large construction projects. Among those risks are:

•	shortages of equipment, materials or skilled labor;

•	long lead times or delays in the delivery of ordered materials and equipment;

•	engineering problems;

•	work stoppages;

•	weather interference;

•	availability of specialized services; and

•	cost increases.

These factors may contribute to delays in the delivery, upgrade or completion of the refurbishment of the drilling rigs, which could result in a loss of revenue. Additionally, we may incur higher costs than expected, which would adversely affect the economics of the investment in such rigs.

We may not be able to raise additional funds through public or private financings or additional borrowings, which could have a material adverse effect on our financial condition.

The contract drilling industry is capital intensive. Our cash flow from operations and the continued availability of credit are subject to a number of variables, including our rig utilization rates, operating margins and ability to control costs and obtain contracts in a competitive industry. Our cash flow from operations and present borrowing capacity may not be sufficient to fund our anticipated acquisition program, capital expenditures and working capital requirements. We may from time to time seek additional financing, either in the form of bank borrowings, sales of debt or equity securities or otherwise. To the extent our capital resources and cash flow from operations are at any time insufficient to fund our activities or repay our indebtedness as it becomes due, we will need to raise additional funds through public or private financings or additional borrowings. We may not be able to obtain any such capital resources. If we are at any time not able to obtain the necessary capital resources, our financial condition and results of operations could be materially adversely affected.

We could be adversely affected if we lost the services of certain of our officers and key employees.

The success of our business is highly dependent upon the services, efforts and abilities of certain key employees, such as our Division Managers and of Christopher D. Strong, our President and Chief Executive Officer, A.J. Verdecchia, our Chief Financial Officer and David S. Goldberg, our General Counsel. Our business could be materially and adversely affected by the loss of any of these individuals. We have limited employment agreements with some key employees. We do not maintain key man life insurance on the lives of any of our executive officers.

If we cannot keep our rigs utilized at profitable rates, our operating results could be adversely affected.

Our business has high fixed costs, and if we cannot keep our rigs utilized at profitable rates, our operating results could be adversely affected.

Our operations could be adversely affected by abnormally poor weather conditions.

Our operations are conducted in areas subject to extreme weather conditions, and often in difficult terrain. Primarily in the winter and spring, our operations are often curtailed because of cold, snow or muddy conditions. Unusually severe weather conditions could further curtail our operations and could have a material adverse effect on our financial condition and results of operations.

Increased competition in our drilling markets could adversely affect rates and utilization of our rigs, which could adversely affect our financial condition and results of operations.

We face competition from significantly larger domestic and international drilling contractors, many with greater resources. Their greater resources may enable them to allocate those resources into any of our regional markets. The additional competition in our markets, either by existing competitors or new entrants, would increase the rig supply in those markets, which could, in the event of an oversupply situation, adversely affect the rates we can charge and utilization levels we can achieve, each of which could reduce our profitability.

Our operations are subject to hazards inherent in the land drilling business beyond our control. If those risks are not adequately insured or indemnified against, our results of operations could be adversely affected.

Our operations are subject to many hazards inherent in the land drilling business, including, but not limited to:

•	blowouts;

•	craterings;

•	fires;

•	explosions;

•	equipment failures;

•	poisonous gas emissions;

•	loss of well control;

•	loss of hole;

•	damaged or lost equipment; and

•	damage or loss from inclement weather or natural disasters.

These hazards are to some extent beyond our control and could cause, among other things:

•	personal injury or death;

•	serious damage to or destruction of property and equipment;

•	suspension of drilling operations; and

•	substantial damage to the environment, including damage to producing formations and surrounding areas.

Our insurance policies for public liability and property damage to others and injury or death to persons are in some cases subject to large deductibles and may not be sufficient to protect us against liability for all consequences of well disasters, personal injury, extensive fire damage or damage to the environment. We may not be able to maintain adequate insurance in the future at rates we consider reasonable, or particular types of coverage may not be available. The occurrence of events, including any of the above-mentioned risks and hazards, that are not fully insured against or the failure of a customer that has agreed to indemnify us against certain liabilities to meet its indemnification obligations could subject us to significant liability and could have a material adverse effect on our financial condition and results of operations.

Our operations are subject to environmental, health and safety laws and regulations that may expose us to liabilities for noncompliance, which could adversely affect us.

The U.S. oil and natural gas industry is affected from time to time in varying degrees by political developments and federal, state and local environmental, health and safety laws and regulations applicable to our business. Our operations are vulnerable to certain risks arising from the numerous environmental health and safety laws and regulations. These laws and regulations may restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling activities, require reporting of the storage, use or release of certain chemicals and hazardous substances, require removal or cleanup of contamination under certain circumstances, and impose substantial civil liabilities or criminal penalties for violations. Environmental laws and regulations may impose strict liability, rendering a company liable for environmental damage without regard to negligence or fault, and could expose us to liability for the conduct of, or conditions caused by, others, or for our acts that were in compliance with all applicable laws at the time such acts were performed. Moreover, there has been a trend in recent years toward stricter standards in environmental, health and safety legislation and regulation, which may continue.

We may incur material liability related to our operations under governmental regulations, including environmental, health and safety requirements. We cannot predict how existing laws and regulations may be interpreted by enforcement agencies or court rulings, whether additional laws and regulations will be adopted, or the effect such changes may have on our business, financial condition or results of operations. Because the requirements imposed by such laws and regulations are subject to change, we are unable to forecast the ultimate cost of compliance with such requirements. The modification of existing laws and regulations or the adoption of new laws or regulations curtailing exploratory or development drilling for oil and natural gas for economic, political, environmental or other reasons could have a material adverse effect on us by limiting drilling opportunities.

We may not be able to attract and retain the services of qualified operating personnel, which could restrict our ability to market and operate our drilling rigs or result in accidents and other operational difficulties.

Increases in both onshore and offshore U.S. oil and natural gas exploration and production and resulting increases in contract drilling activity have created a shortage of qualified drilling rig personnel in the industry. If we are unable to attract and retain sufficient qualified operating personnel, our ability to market and operate our drilling rigs will be restricted. In addition, labor shortages could result in wage increases, which could reduce our operating margins and have an adverse effect on our financial condition and results of operations. To the extent that we are required to hire less experienced personnel, we may experience accidents or other operational difficulties and incur related costs.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

Our revolving credit facility contains various covenants that limit our ability to engage in specified types of transactions. These covenants limit our ability to, among other things:

•	incur additional indebtedness;

•	issue certain preferred shares;

•	pay dividends on or make distributions in respect of our capital stock or make other restricted payments;

•	make certain investments, including capital expenditures;

•	sell certain assets;

•	create liens; and

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets.

Risks Related To Our Common Stock

Our principal stockholder has significant ownership.

Union Drilling Company LLC, our principal stockholder, owns approximately 36% of our outstanding common stock. Union Drilling Company LLC is controlled by Metalmark Capital LLC. As a result, Union Drilling Company LLC and its affiliates may substantially influence the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws and the approval of mergers and other significant corporate transactions. The existence of this level of ownership concentration makes it less likely that any small holder of our common stock will be able to affect the management or direction of Union Drilling. These factors may also have the effect of delaying or preventing a change in the management or voting control of Union Drilling.

We have renounced any interest in specified business opportunities, and our directors and their affiliates generally have no obligation to offer us those opportunities.

Three of our directors are affiliates of Union Drilling Company LLC, our principal stockholder, and have investments in other oilfield service companies that may compete with us, and they may invest in other similar companies in the future. Our certificate of incorporation provides that we have renounced any interest in related business opportunities and that neither our directors nor their affiliates have any obligation to offer us those opportunities. These provisions of our certificate of incorporation may be amended only by an affirmative vote of holders of at least two-thirds of our outstanding common stock. As a result of these charter provisions, our future competitive position and growth potential could be adversely affected.

Provisions in our certificate of incorporation and bylaws as well as Delaware corporate law may make a takeover difficult.

Provisions in our certificate of incorporation and bylaws, as well as Delaware corporate law, may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and our board of directors. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change of control or change our management and board of directors.

Limited trading volume of our common stock may contribute to its price volatility.

Our common stock is traded on the NASDAQ Global Select Market. During the period from January 1, 2007 through June 4, 2008, the average daily trading volume of our common stock as reported by the NASDAQ Global Select Market was approximately 150,000 shares. There can be no assurance that a more active trading market in our common stock will develop. As a result, relatively small trades may have a disproportionate impact on the price of our common stock and, therefore, may contribute to the price volatility of our common stock. As a result, our common stock may be subject to greater price volatility than the stock market when taken as a whole, or comparable securities of other contract drilling service providers, who may or may not have greater trading volumes.

The market price of our common stock has been, and may continue to be, volatile. For example, during the period from January 1, 2007 through June 4, 2008, the trading price of our common stock ranged from $10.67 to $22.09 per share.

Because of the limited trading market of our common stock and the price volatility of our common stock, you may be unable to fully sell shares of our common stock when you desire or at a price you desire.

FORWARD-LOOKING STATEMENTS

Information in this prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, which we refer to as the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. These forward-looking statements can be identified by the use of words such as “believes,” “estimates,” “could,” “possibly,” “probably,” “anticipates,” “projects,” “expects,” “may,” “will,” or “should” or other variations of similar words.

The forward-looking statements contained in this prospectus are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. Management cautions that the forward-looking statements contained or incorporated by reference in this prospectus are not guarantees of future performance, and we cannot assure you that such statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements as a result of new information, future events or otherwise. These cautionary statements qualify all forward-looking statements attributable to us, or persons acting on our behalf. The risks, contingencies and uncertainties relate to, among other matters, the following:

•	Our future financial and operating performance and results;

•	Our business strategy;

•	Continued availability of qualified personnel;

•	Sources and availability of funds necessary to conduct operations and complete acquisitions;

•	Industry trends;

•	Our plans and forecasts;

•	Fluctuations in demand for, and market prices of, oil and natural gas;

•	Any material reduction in the levels of exploration and development activities in our areas of operations;

•	Expense of current or future litigation;

•	Risks associated with drilling wells;

•	Operating difficulties related to drilling for natural gas, including unfavorable weather conditions;

•	Competition;

•	General economic and business conditions;

•	Governmental regulations, particularly relating to the environment and workplace safety;

•	Terrorist attacks or war; and

•	Fluctuations in interest rates.

These forward-looking statements are based on our current beliefs, assumptions and expectations, taking into account information that we reasonably believe to be reliable. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained or incorporated by reference in this prospectus to reflect any change in our expectation with regard thereto or any change in events, conditions or circumstances on which any statement is based.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the common stock by us for general corporate purposes, including without limitation repaying or refinancing all or a portion of our existing short-term and long-term debt, making acquisitions of assets, businesses or securities, capital expenditures and for working capital. We will not receive any proceeds from the sale of our common stock by the selling stockholders.

SELLING STOCKHOLDERS

We are registering for resale certain shares of our common stock. The term “selling stockholder” includes the stockholders listed below and their transferees, pledgees, donees or other successors. Other than Union Drilling Company LLC, each of the selling stockholders acquired its shares of common stock in April 2005 in a private placement. Union Drilling Company LLC, our original equity sponsor, acquired its shares at various times between April 1998 and November 2005. We are registering the common stock described below pursuant to “piggyback” registration rights agreements entered into by us and the selling stockholders in November 2005 in connection with the April 2005 private placement transaction.

The selling stockholders may choose not to sell some or all of the shares of common stock offered by this prospectus. We may amend or supplement this prospectus from time to time to update the disclosure set forth herein. Because the selling stockholders from time to time may offer all or some of the shares of common stock pursuant to this offering, we cannot estimate the number of shares of common stock that will be held by the selling stockholders after completion of the offering. Thus, for purposes of the table below, we have assumed that, after completion of the offering, none of the shares of common stock offered by this prospectus will be held by the selling stockholders.

Except for Mr. Ziegler, who served as a member of our board of directors through March 2006, none of the selling stockholders has held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our securities. We may amend or supplement this prospectus from time to time to update the disclosure set forth in it.

The following table sets forth, for the selling stockholders to the extent known by us, the amount of our common stock beneficially owned, the number of shares of our common stock offered hereby and the number of shares and percentage of outstanding common stock to be owned after completion of this offering.

All information contained in the table below is based upon information provided to us by the selling stockholders, and we have not independently verified this information. To our knowledge, except as described below, the selling stockholders have sole voting and investment power with respect to all of the shares shown as beneficially owned by them.

The number of shares outstanding and the percentages of beneficial ownership are based on 22,008,586 shares of our common stock issued and outstanding as of June 4, 2008.

Name of Selling Stockholder	Number of Shares Beneficially Owned Prior to the Offering	Number of Shares Being Offered Hereby	Number of Shares to be Beneficially Owned After the Offering	Percentage of Shares to be Beneficially Owned After the Offering
Union Drilling Company LLC(1)	7,955,395	7,955,395	—	—
Wolf Marine, S.A.(2)	2,078,359	2,078,359	—	—
Steven A. Webster	554,228	554,228	—	—
William R. Ziegler	138,558	138,558	—	—

(1)	This information is based solely on Amendment No. 2 to Schedule 13G filed with the Securities and Exchange Commission on February 14, 2008, by Union Drilling Company LLC (“UDC LLC”), Morgan Stanley Capital Partners III, L.P. (“MSCP III”), MSCP III 892 Investors, L.P. (“MSCP 892”), Metalmark Capital LLC (“Metalmark”), Morgan Stanley Capital Investors, L.P. (“MSCI”), MSCP III, LLC (“MSCP LLC”) and Morgan Stanley Capital Partners III, Inc. (“MSCP, Inc.”). MSCP III has shared voting and shared dispositive power over 5,239,757 shares through its direct ownership interest in UDC LLC and no sole voting or sole dispositive power. MSCP 892 has shared voting and shared dispositive power over 536,328 shares through its direct ownership interest in UDC LLC and no sole voting or sole dispositive power. Metalmark has shared voting and shared dispositive power over 5,779,759 shares and no sole voting or sole dispositive power over such shares. Metalmark may be deemed to have beneficial ownership of the 5,776,085 shares indirectly beneficially owned by MSCP III and MSCP 892. MSCI has shared voting and shared dispositive power over 146,615 shares through its direct ownership interest in UDC LLC and no sole voting or sole dispositive power. MSCP LLC and MSCP, Inc., as a result of their respective relationship with MSCI, each reported shared voting and shared dispositive power over the 146,615 shares deemed to be indirectly beneficially owned by MSCI.

(2)	This information is based solely on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2006, by Wolf Marine, S.A.

PLAN OF DISTRIBUTION

Either we or the selling stockholders may sell the common stock in and outside the United States through underwriters or dealers, directly to purchasers or through agents or in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers. To the extent required by applicable law, a prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters or agents;

•

the purchase price of the common stock from us or the selling stockholders and, if the purchase price is not payable in U.S. dollars, the currency or composite currency in which the purchase price is payable;

•	the net proceeds to us or the selling stockholders from the sale of the common stock;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	the initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

The selling stockholders also may resell all or a portion of the common stock in open market transactions in reliance upon Rule 144 under the Securities Act.

Sale Through Underwriters or Dealers

If we or the selling stockholders use underwriters in the sale of common stock, the underwriters will acquire the common stock for their own account. The underwriters may resell the common stock from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer common stock to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we or the selling stockholders inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the common stock will be subject to conditions, and the underwriters will be obligated to purchase all the common stock if they purchase any common stock. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the common stock in the open market. These transactions may include over allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the offered common stock sold for their account may be reclaimed by the syndicate if such offered common stock is repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered common stock, which may be higher than the price that might otherwise prevail in the open market. If commenced, these activities may be discontinued at any time.

If we or the selling stockholders use dealers in the sale of common stock, we or the selling stockholders will sell the common stock to them as principals. They may then resell the common stock to the public at varying prices determined by the dealers at the time of resale. The dealers participating in any sale of the common stock may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of that common stock. We or the selling stockholders will include in any prospectus supplement the names of the dealers and the terms of the transactions.

Direct Sales and Sales Through Agents

We or the selling stockholders may sell the common stock directly. In that event, no underwriters or agents would be involved. We and the selling stockholders may also sell the common stock through agents we or the selling stockholders designate from time to time. In the prospectus supplement, we or the selling stockholders will name any agent involved in the offer or sale of the common stock, and we or the selling stockholders will describe any commissions payable by us or the selling stockholders, respectively, to the agent. Unless we or the selling stockholders inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We or the selling stockholders may sell the common stock directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of the common stock. We or the selling stockholders will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

If we or the selling stockholders so indicate in the prospectus supplement, we or the selling stockholders may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase common stock from us or the selling stockholders at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

We or the selling stockholders may have agreements with the agents, dealers and underwriters to indemnify them against civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may engage in transactions with us or the selling stockholders or perform services for us or the selling stockholders in the ordinary course of their businesses.

We will bear all costs, expenses and fees associated with the registration of the shares of common stock. The selling stockholders will bear the fees and expenses of their own counsel and all commissions, brokerage fees and discounts, if any, associated with the sale of shares of our common stock owned by them.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Haynes and Boone, LLP, Fort Worth, Texas.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007, and the effectiveness of our internal control over financial reporting as of December 31, 2007, as set forth in their reports, which are incorporated by reference in this prospectus. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, or the SEC, a registration statement on Form S-3 (No. 333-151013) under the Securities Act relating to the common stock offered by this prospectus. This prospectus is a part of that registration statement, which includes additional information not contained in this prospectus.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at www.uniondrilling.com. Our website is not a part of this prospectus. You may also read and copy any document we file with the SEC at its public reference room, at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Because our common stock is listed on the NASDAQ Global Select Market, you may also inspect reports, proxy statements and other information about us at the offices of the NASDAQ Global Select Market, One Liberty Plaza, 165 Broadway, New York, New York 10006.

INFORMATION INCORPORATED BY REFERENCE

We are incorporating by reference in this prospectus the documents that we file with the SEC. This means that we are disclosing important information to you by referring to these filings. The information we incorporate by reference is considered a part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede this information.

Any statement contained in a document incorporated or considered to be incorporated by reference in this prospectus shall be considered to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is considered to be incorporated by reference in this prospectus modifies or supersedes such statement.

We incorporate by reference the following documents that we have filed with the SEC:

•

Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed on March 10, 2008, including information specifically incorporated by reference into our Form 10-K from our Proxy Statement for our Annual Meeting of Stockholders held on June 10, 2008;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed on May 2, 2008;

•	The following Current Reports on Form 8-K filed by us with the SEC since December 31, 2007:

(1)	Current Report on Form 8-K filed on January 8, 2008;

(2)	Current Report on Form 8-K filed on March 5, 2008; and

(3)	Current Report on Form 8-K filed on April 30, 2008.

In addition, we incorporate by reference into this prospectus all documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and before we have sold all of the common stock to which the prospectus relates or the offering is otherwise terminated.

We will provide, upon written or oral request, to each person, including any beneficial owner to whom a prospectus is delivered, a copy of these filings (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in any such documents) at no cost by writing to David S. Goldberg, Vice President, General Counsel and Corporate Secretary, at Union Drilling, Inc., 4055 International Plaza, Suite 610, Fort Worth, Texas 76109, or calling (817) 735-8793.

15,726,540 Shares

of Common Stock

Prospectus

The date of this prospectus is June 9, 2008.